UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )

Wind River Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

973149107

(CUSIP Number)

Marty M. Linné, Esq.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

(408) 765-8080

Copies to:

Robert Townsend, Esq.

S. Dawn Smith, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2009

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

CUSIP No. 973149107 13D

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Intel Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6. SOLE VOTING POWER 0
7. SHARED VOTING POWER 8,331,236(1)
8. SOLE DISPOSITIVE POWER 0
9. SHARED DISPOSITIVE POWER 8,331,236(1)

10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(1)
13.	TYPE OF REPORTING PERSON CO

(1)	See Items 4 and 5 of this Schedule 13D. Intel Corporation may be deemed to have shared voting power of 10.8% of the outstanding Issuer common stock. Intel Corporation expressly disclaims beneficial ownership of any shares of common stock of Wind River Systems, Inc. covered by the Tender and Support Agreement (as discussed in Item 3 below). The above calculations are based on 76,892,405 shares of common stock outstanding as of May 31, 2009 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule).

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (“Shares”), of Wind River Systems, Inc., a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 500 Wind River Way, Alameda, California 94501.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Intel Corporation, a Delaware corporation (“Intel”). The address of the principal business and the principal office of Intel is 2200 Mission College Blvd., Santa Clara, California 95054. Intel is a semiconductor chip maker that develops advanced integrated digital technology products and primarily integrated circuits for industries such as computing and communications.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Intel is set forth on Schedule A. During the last five years, neither Intel nor, to the knowledge of Intel, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On June 4, 2009, Issuer, Intel and APC II Acquisition Corporation (“APC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which APC agreed to commence a tender offer (the “Offer”) to acquire all of the outstanding Shares at $11.50 per Share in cash to each tender Stockholder, subject to the satisfaction or waiver of the conditions to the Offer set forth in the Merger Agreement. After consummation of the Offer, APC will merge with and into Issuer (the “Merger”), whereupon APC’s separate corporate existence will cease and Issuer will continue as the surviving corporation and as a direct, wholly-owned subsidiary of Intel.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Intel’s willingness to enter into the Merger Agreement, Intel and APC entered into the Tender and Support Agreement (the “Tender and Support Agreement”) dated as of the date of the Merger Agreement with the following persons and entities (each a “Stockholder”):

•	Jerry Fiddler

•	Fiddler and Alden Family Trust

•	Jazen I Family Partners LP – Fund 5

•	Jazen II Family Partners LP – Fund 5

•	Jazen III Family Partners LP – Fund 5

•	Jazen IV Family Partners LP – Fund 5

•	Narendra Gupta

•	Narendra and Vinita Gupta Living Trust dated 12/2/94

•	Gupta Irrevocable Children Trust

•	Kenneth Klein

Pursuant to the Tender and Support Agreement, each of the Stockholders has agreed to tender all of the Shares owned by the Stockholder (the “Subject Shares”) in accordance with the Offer.

Each Stockholder has agreed that once its Subject Shares are tendered such Stockholder will not withdraw any of such Subject Shares from the Offer, unless and until the Tender and Support Agreement shall have been terminated in accordance with its terms.

In addition, pursuant to the Tender and Support Agreement, each Stockholder granted each executive officer of Intel an irrevocable proxy to, at any meeting of the stockholders of Issuer called to vote upon the Merger and the Merger Agreement, and at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder with respect to its beneficially held Shares in favor of the adoption by Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby.

The proposed transaction is valued at approximately $884 million. Intel expects to fund the consideration payable by its wholly owned subsidiary APC pursuant to the Offer and the Merger using Intel’s internally available cash and cash generated from operations.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender and Support Agreement.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D. A copy of the Tender and Support Agreement is attached as Exhibit 2 to this Schedule 13D.

Item 4.	Purpose of the Transaction

As described in Item 3 above, this Schedule 13D is being filed in connection with the Tender and Support Agreement among Intel, APC and each of the Stockholders party thereto in connection with the Offer, the Merger and the related Merger Agreement.

On June 11, 2009 APC commenced the Offer. If the Offer is consummated, APC will be entitled to designate a number of persons to Issuer’s board of directors that reflects APC’s proportionate voting interest in Issuer. Subject to the satisfaction or waiver of the conditions applicable to the Offer pursuant to the Merger Agreement, after consummation of the Offer, Intel Corporation shall cause the Merger to occur. Upon the consummation of the Merger, (i) Issuer will become a wholly owned subsidiary of Intel Corporation and (ii) each Share which has not been purchased pursuant to the Offer will be converted into the right to receive $11.50 in cash, subject to certain exceptions set forth in the Merger Agreement.

From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, the directors of APC will serve as directors of Issuer, (i) unless otherwise determined by Intel or APC prior to the Effective Time, the officers of Issuer immediately prior to the Effective Time will be the officers of Issuer, (ii) the certificate of incorporation of the Issuer will be amended to conform to the certificate of incorporation of APC as in effect immediately prior to the Effective Time and, as so amended, will be the certificate of incorporation of the Issuer as the surviving corporation and (iii) unless otherwise determined by Intel or APC prior to the Effective Time, the bylaws of APC in effect immediately prior to the Effective Time will be the bylaws of Issuer.

Following the Merger, the Shares will no longer be traded on the Nasdaq, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Schedule 13D and in connection with the Merger described above, Intel has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Other than those Shares that may be deemed to be beneficially owned in connection with the Tender and Support Agreements, Intel has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any Shares.

As a result of the Tender and Support Agreement, Intel may be deemed to have the power to vote up to 8,331,236 Shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Intel may be deemed to be the beneficial owners of an aggregate of 8,331,236 Shares. All Shares that may be deemed to be beneficially owned by Intel constitute approximately 10.8% of the issued and outstanding Shares as of May 31, 2009 (as represented by Issuer in the Merger Agreement).

Intel (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Tender and Support Agreement, except as otherwise expressly provided in the Tender and Support Agreement and (ii) disclaims all beneficial ownership of such Shares.

Except as set forth in this Item 5(a), none of Intel and, to the knowledge of Intel, any persons named in Schedule A beneficially owns any Shares.

(c)

Except for the agreements described above, to the knowledge of Intel, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of Intel, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of Intel, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, by and among Intel Corporation, APC II Acquisition Corporation and Wind River Systems, Inc., dated June 4, 2009 (incorporated by reference to Exhibit (d)(1) to Intel’s Schedule TO-T filed on June 11, 2009).

Exhibit 2	Tender and Support Agreement, by and among Intel Corporation, APC II Acquisition Corporation and certain stockholders of Wind River Systems, Inc. listed on Annex I thereto, dated June 4, 2009 (incorporated by reference to Exhibit (d)(2) to Intel’s Schedule TO-T filed on June 11, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 12, 2009	INTEL CORPORATION

	By:	/s/ Cary Klafter
	Name:	Cary Klafter
	Title:	President of Legal and Corporate Affairs, Director of Corporate Legal and Corporate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF INTEL CORPORATION

Directors and Executive Officers of Intel. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Intel Corporation are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Intel Corporation. The current business address of each person is at 2200 Mission College Boulevard, Santa Clara, California 95054-1549. The telephone number of each person is (408) 765-8080. Unless otherwise indicated, each such person is a citizen of the United States of America.

DIRECTORS

Name and Address	Present Principal Occupation or Employment
Ambassador Charlene Barshefsky	Senior International Partner at Wilmer Cutler Pickering Hale and Dorr LLP, multinational law firm, Washington, D.C.

Susan L. Decker	President of Yahoo! Inc., global Internet company, Sunnyvale, California

John J. Donahoe	President and Chief Executive Officer of eBay, Inc., online marketplace, San Jose, California

Reed E. Hundt	Principal of Charles Ross Partners, LLC, private investor and advisory service, Washington, D.C.

Paul S. Otellini	President and Chief Executive Officer of Intel Corporation

James D. Plummer	Dean of the School of Engineering at Stanford University, Stanford, California

David S. Pottruck	Chairman and Chief Executive Officer of Red Eagle Ventures, Inc., private equity firm, San Francisco, California

Jane E. Shaw	Chairman and Chief Executive Officer of Aerogen, Inc., specialty medical device company, Mountain View, California

John L. Thornton	Professor and Director of Global Leadership at Tsinghua University, Beijing, China

Frank D. Yeary	Vice Chancellor, University of California, Berkeley, California

Name and Address	Present Principal Occupation or Employment
David B. Yoffie	Professor of International Business Administration, Harvard Business School, Cambridge, Massachusetts

OFFICERS

Andy D. Bryant	Executive VP, Finance and Enterprise Services, Chief Administrative Officer

Stacy J. Smith	VP, Chief Financial Officer

Sean M. Maloney	Executive VP, Chief Sales and Marketing Officer

David Perlmutter	Executive VP, GM of Mobility Group

Arvind Sodhani	Executive VP of Intel, President of Intel Capital

Robert J. Baker	Senior VP, GM of Technology and Manufacturing Group

Patrick P. Gelsinger	Senior VP, GM of Digital Enterprise Group

William M. Holt	Senior VP, GM of Technology and Manufacturing Group

Bruce Sewell	Senior VP, General Counsel

Thomas M. Kilroy	VP, GM of Digital Enterprise Group

SCHEDULE B

STOCKHOLDERS AND SUBJECT SHARES

Stockholder	Subject Shares
Jerry Fiddler	2,035
Fiddler and Alden Family Trust	2,442,554
Jazen I Family Partners LP – Fund 5	276,563
Jazen II Family Partners LP – Fund 5	508,125
Jazen III Family Partners LP – Fund 5	247,953
Jazen IV Family Partners LP – Fund 5	276,563
Narendra Gupta	563
Narendra and Vinita Gupta Living Trust dated 12/2/94	3,483,236
Gupta Irrevocable Children Trust	920,000
Kenneth Klein	173,644